Coach, Inc.
                               516 W. 34th Street
                               New York, NY 10001


October 15, 2009

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


Re:  Request by Coach Inc. ("Registrant")
     for Withdrawal of Form S-3 (File No. 333-162454)

To whom it may concern:

     Please accept this withdrawal request on behalf of Registrant. The relevant details concerning this request are as follows:

     o    Name and CIK of Registrant: Coach, Inc., 0001116132.

     o    Accession number of filing that is the subject of the request:
          0001157523-09-006872

     The Registrant is requesting the withdrawal of the Registration Statement because it was filed using an incorrect submission header which identified it as a Registration Statement on Form S-3 rather than a Registration Statement on Form S-3D.

     A new Registration Statement on Form S-3D for the above captioned filing will be made under a separate Accession number. If you should have any questions regarding this request, please do not hesitate to contact the undersigned at 212-615-2002.

                                        Very truly yours,

                                        /s/ Daniel J. Ross
                                            Daniel J. Ross